                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 26)

                              Adia Services, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  006874 10 1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  John Bowmer
                           Adia Holdings Incorporated
   100 Redwood Shores Parkway, Redwood City, California 94065  (415) 610-1000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 27, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [ ].





                             (Page 1 of 12 Pages)

                                  SCHEDULE 13D

  CUSIP NO. 006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia Holdings Incorporated

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,232,348

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           80.81%

  14   TYPE OF REPORTING PERSON
           CO





                             (Page 2 of 12 Pages)

                                  SCHEDULE 13D

  CUSIP NO. 006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia S.A.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
           WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,232,348

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           80.81%

  14   TYPE OF REPORTING PERSON
           HC





                             (Page 3 of 12 Pages)

                                  SCHEDULE 13D

  CUSIP NO. 006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           K.J. Jacobs Holding AG

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
           AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,232,348

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           80.81%

  14   TYPE OF REPORTING PERSON
           HC





                             (Page 4 of 12 Pages)

                                  SCHEDULE 13D

  CUSIP NO. 006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Klaus J. Jacobs

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [ ]
                                                                         (b) [ ]


  3    SEC USE ONLY


  4    SOURCE OF FUNDS
           AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION
           Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           10,232,348

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           80.81%

  14   TYPE OF REPORTING PERSON
           IN





                             (Page 5 of 12 Pages)

         Amendment to Schedule 13D

         Pursuant to a Joint Filing Agreement and Power of Attorney dated March 28, 1994 by and between Adia Holdings Incorporated, a Delaware corporation ("Holdings"), Adia S.A., a Swiss corporation ("Adia"), K.J. Jacobs Holding AG (formerly known as JAA Holding), a Swiss corporation ("KJJ") and Klaus J. Jacobs, a Swiss citizen ("Jacobs"), and in accordance with Item 101 of Regulation S-T, Holdings, Adia, KJJ and Jacobs (each, a "Reporting Person," and collectively, the "Reporting Persons") hereby amend and supplement as Amendment No. 26 the amended and restated Statement on Schedule 13D filed by the Reporting Persons as Amendment No. 24 on March 29, 1994, as amended by Amendment No. 25 thereto on July 25, 1994 (as so amended, the "Statement"), with respect to shares of Common Stock, par value $.25 per share (the "Common Stock"), of Adia Services, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 26 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.

Item 2. Identity and Background.

         Appendices I, II, and III setting forth the name, business address, and citizenship of each executive officer and/or director of Holdings, Adia, and KJJ, respectively, and a description of each such officer's and/or director's relationship to the respective entity, which are incorporated by reference in this Item 2, are hereby amended and restated in their entirety to read as attached hereto.

Item 4.  Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented by adding the following immediately preceding the last paragraph thereof:

                 "As of September 27, 1994, Adia and the Issuer announced approval of a merger in which Adia will acquire all of the outstanding stock of the Issuer that it does not currently own for per share consideration of $15 in cash and one American Depository Share representing one-eighth share of Adia's common stock. Approval of the merger followed a favorable recommendation from a special committee of the Issuer's board of directors and a fairness opinion from Montgomery Securities. Consummation of the merger remains subject to a number of conditions. The Issuer also announced an agreement in principle, subject to court approval, for the settlement of certain litigation challenging the transaction. A copy of the press release of Adia and the Issuer dated September 27, 1994 is filed as Exhibit Q and is incorporated by reference herein."

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Statement is hereby amended and supplemented by adding the following exhibit to the end thereof:

         Exhibit Q    Press Release by Adia S.A. and Adia Services, Inc.,
         dated September 27, 1994.





                             (Page 6 of 12 Pages)

                                  SIGNATURES:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                       ADIA HOLDINGS INCORPORATED



Date:  September 27, 1994              By:  /s/ Martin Wettstein
                                           ------------------------------------
                                       Name:    Martin Wettstein
                                       Title:   Attorney-in-Fact
                                                for Adia Holdings Incorporated



                                       ADIA S.A.



Date:  September 27, 1994              By:  /s/ Martin Wettstein
                                           -------------------------------
                                       Name:    Martin Wettstein
                                       Title:   Attorney-in-Fact
                                                for Adia S.A.



                                       K.J. JACOBS HOLDING AG



Date:  September 27, 1994              By:  /s/ Martin Wettstein
                                           -------------------------------
                                       Name:    Martin Wettstein
                                       Title:   Attorney-in-Fact
                                                for K.J. Jacobs Holding AG



                                       KLAUS J. JACOBS



Date:  September 27, 1994              By:  /s/ Martin Wettstein
                                           -------------------------------
                                       Name:    Martin Wettstein
                                       Title:   Attorney-in-Fact
                                                for Klaus J. Jacobs





                             (Page 7 of 12 Pages)

                                   APPENDIX I
         Directors and Executive Officers of Adia Holdings Incorporated

 NAME AND FUNCTION           BUSINESS ADDRESS                            PRIMARY                CITIZENSHIP
                                                                         OCCUPATION
 John P. Bowmer              Adia S.A.                                   CEO                    English
 Director and CEO            100 Redwood Shores Parkway
                             Redwood City, California 94065

 Jon Rowberry                Adia S.A.                                   CFO                    American
 Director and CFO            100 Redwood Shores Parkway
                             Redwood City, California 94065

 Marcel Schmocker            Markwalder, Schmocker & Partners            Attorney-at-Law        Swiss
 Director                    Montbijoustrasse 8
                             3001 Bern
                             Switzerland

 Keith Corbin                Adia S.A.                                   VP Finance             American
 Treasurer                   100 Redwood Shores Parkway
                             Redwood City, California 94065

 Doreen R. Penfield          Adia S.A.                                   VP Administration      American
 Secretary                   100 Redwood Shores Parkway
                             Redwood City, California 94065





                             (Page 8 of 12 Pages)

                                  APPENDIX II
                 Directors and Executive Officers of Adia S.A.

 NAME AND FUNCTION              BUSINESS ADDRESS                     PRIMARY             CITIZENSHIP
                                                                     OCCUPATION
 Henry-F. Lavanchy              Chateau de Bonmont                   Retired             Swiss
 Honorary Chairman and          1261 Cheserex
 Director                       Switzerland

 Klaus J. Jacobs                Seefeldquai 17                       Entrepreneur        Swiss
 Chairman and Director          8034 Zurich
                                Switzerland

 D. Staehelin-Ammann (Mrs.)     Personnel Consulting                 Personnel           Swiss
 Director                       Limmatquai 52                        Consultant
                                8001 Zurich
                                Switzerland

 Erwin Conradi                  Metro International                  CEO of Metro        German
 Director                       Neuhofstr. 4
                                6340 Baar
                                Switzerland

 Nico Issenmann                 Rekholterweg 7                       Independent         Swiss
 Director                       8708 Maennedorf                      Consultant
                                Switzerland

 Prof. Armin Seiler             Zeltweg 29                           Professor of        Swiss
 Director                       8032 Zurich                          Economics
                                Switzerland                          University of
                                                                     Zurich

 Dr. Klaus Jenny                Credit Swiss Bank                    Bank Executive      Swiss
 Director                       8070 Zurich
                                Switzerland

 Dr. Peter Haber                Klaus J. Jacobs                      CEO                 Swiss
 Director                       Management AG                        Klaus J. Jacobs
                                Seefeldquai 17                       Management AG
                                8034 Zurich
                                Switzerland

 John Bowmer                    Adia S.A.                            CEO                 English
 CEO                            100 Redwood Shores Parkway
                                Redwood City, CA 94065





                             (Page 9 of 12 Pages)

 NAME AND FUNCTION              BUSINESS ADDRESS                     PRIMARY             CITIZENSHIP
                                                                     OCCUPATION
 Jon Rowberry                   Adia S.A.                            CFO                 American
 CFO                            100 Redwood Shores Parkway
                                Redwood City, CA 94065

 Manfred K. Atzert              ADIA Interim GmbH                    President Europe    German
 President Europe               Pappelallee 33                       ADIA SA
                                2000 Hamburg
                                Germany





                             (Page 10 of 12 Pages)

                                  APPENDIX III
           Directors and Executive Officers of K.J. Jacobs Holding AG


 NAME AND FUNCTION                 BUSINESS ADDRESS              PRIMARY OCCUPATION        CITIZENSHIP
 Klaus J. Jacobs                   Seefeldquai 17                Entrepreneur              Swiss
 Chairman and Director             8034 Zurich
                                   Switzerland

 Charles Gebhard                   Van Houten Holding            CEO Van Houten Holding    Swiss
 Director                          Seefeldquai 17
                                   8034 Zurich
                                   Switzerland

 Dr. Peter Haber                   Klaus J. Jacobs               CEO Klaus J. Jacobs       Swiss
 Director                          Management AG                 Management AG
                                   Seefeldquai 17
                                   8034 Zurich
                                   Switzerland

 Dr. Gaudenz Staehelin             Magasins Jelmoli SA           CEO Jelmoli SA,           Swiss
 Director                          St. Annagasse 18              CEO UTC Intern, AG
                                   8021 Zurich
                                   Switzerland

 John P. Bowmer                    Adia S.A.                     CEO                       English
 Director and CEO                  100 Redwood Shores Parkway
                                   Redwood City, CA 94065





                             (Page 11 of 12 Pages)

                                   EXHIBIT Q





ADIA
THE EMPLOYMENT PEOPLE

ADIA S.A.
ADIA SERVICES, INC.
100 REDWOOD SHORES PARKWAY
REDWOOD CITY, CA 94055

CONTACT
JOHN BOWMER
CHIEF EXECUTIVE OFFICER

415.610.1000

NATIONAL, INTERNATIONAL AND ANALYSTS WIRES

LAUSANNE, SWITZERLAND, AND REDWOOD CITY, CALIF., SEPTEMBER 27, 1994 - ADIA, S.A. (SWISS STOCK EXCHANGES - "ASA"), AND ADIA SERVICES, INC. (NASDAQ - "ADIA"), JOINTLY ANNOUNCED TODAY THAT THEY HAVE APPROVED THE TERMS OF A MERGER IN WHICH ASA, THE PRINCIPAL STOCKHOLDER OF ADIA, WILL ACQUIRE ALL OF THE APPROXIMATELY 19% OF ADIA COMMON STOCK WHICH IT DOES NOT CURRENTLY OWN. AS PART OF THE MERGER, EACH SHARE OF ADIA COMMON STOCK NOT CURRENTLY OWNED BY ASA WILL BE CONVERTED INTO $15 IN CASH AND AN AMERICAN DEPOSITARY SHARE REPRESENTING ONE-EIGHTH SHARE OF ASA'S COMMON STOCK.

THE BOARD OF DIRECTORS OF ADIA APPROVED THE TERMS OF THE MERGER AFTER RECEIVING A FAVORABLE RECOMMENDATION FROM ITS SPECIAL COMMITTEE OF OUTSIDE DIRECTORS, AND AN OPINION FROM MONTGOMERY SECURITIES TO THE EFFECT THAT THE CONSIDERATION IS FAIR, FROM A FINANCIAL POINT OF VIEW, TO THE MINORITY STOCKHOLDERS.

THE CONSUMMATION OF THE MERGER IS SUBJECT TO A NUMBER OF CONDITIONS AND TO APPROVAL BY ADIA STOCKHOLDERS, INCLUDING APPROVAL BY A MAJORITY OF THE SHARES VOTED BY MINORITY STOCKHOLDERS. THERE CAN BE NO ASSURANCE THAT THE CONDITIONS TO THE MERGER WILL BE SATISFIED OR THAT THE MERGER WILL BE CONSUMMATED.

IN ADDITION ADIA ANNOUNCED THAT IT HAS REACHED AN AGREEMENT IN PRINCIPLE FOR THE SETTLEMENT OF CERTAIN LITIGATION CHALLENGING THE TRANSACTION. THE SETTLEMENT IS SUBJECT TO COURT APPROVAL.





                             (Page 12 of 12 Pages)